Exhibit 99.5

F-cap 1

ANNUAL ACCOUNTS AND OTHER DOCUMENTS TO BE FILED IN

ACCORDANCE WITH THE BELGIAN COMPANIES AND

ASSOCIATIONS CODE

IDENTIFICATION DETAILS (at the filing date)

NAME: Galapagos

Legal form [1] : Public limited company

Address: Generaal De Wittelaan

Postal code: 2800	Town: Mechelen		N°. L11 , box A3

Country: Belgium

Register of legal persons - commercial court: Antwerp, division Mechelen

Website [2]:

E-mail address [2]:

		Company registration number	0466.460.429

DATE 03-05-2024 of filing the most recent document mentioning the date of publication of the deed of incorporation and of the deed of amendment of the articles of association.

This filing concerns 3:

☒ the ANNUAL accounts in EURO 4 approved by the general meeting of 29-04-2025

☒ the OTHER DOCUMENTS

regarding

the financial year covering the period from 01-01-2024 to 31-12-2024 the preceding period of the annual accounts from 01-01-2023 to 31-12-2023

The amounts for the preceding period are / ~~are not~~ 5 identical to the ones previously published.

Total number of pages filed: 63 Numbers of the sections of the standard model form not filed because they serve no useful purpose: 6.1, 6.2.1, 6.2.4, 6.3.5, 6.17, 7, 9, 11, 12, 13, 14, 15

Signature (name and position) Stoffels IMC BV, represented by Dr. Paul Stoffels Chairman of the board of directors	Signature (name and position) Jérôme Contamine Director

[1]	Where appropriate, “in liquidation” is stated after the legal form.
[2]	Optional mention.
[3]	Tick the appropriate box(es).
[4]	If necessary, change to currency in which the amounts are expressed.
[5]	Strike out what does not apply.

1/63

N°.	0466.460.429	F-cap 2.1

LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS AND

DECLARATION REGARDING A COMPLIMENTARY REVIEW OR

CORRECTION ASSIGNMENT

LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS

COMPLETE LIST with surname, first names, profession, place of residence (address, number, postal code and town) and position within the company

Stoffels IMC BV  0780.918.294

Generaal De Wittelaan L11, box A3, 2800 Mechelen, Belgium

Mandate: Chairman of the board of directors, start: 26-04-2022, end: 28-04-2026 Represented by:

1 Stoffels Paul

Guenter Peter

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 25-04-2023, end: 27-04-2027

Higgins Linda

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 25-04-2023, end: 27-04-2027

Svanberg Elisabeth

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 30-04-2024, end: 25-04-2028

Contamine Jérôme

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 26-04-2022, end: 28-04-2026

Schaffert Susanne

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 12-06-2023, end: 25-04-2028

Sturge Simon

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 19-09-2023, end: 25-04-2028

Nodelman Oleg

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 07-10-2024, end: 28-04-2026

Dickinson Andrew

Generaal de Wittelaan L11 A3, 2800 Mechelen, Belgium

2/63

Nr.	0466.460.429	F-cap 2.1

LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS (continued from previous page)

Mandate: Director, start: 27-03-2024, end: 30-04-2028

BDO Bedrijfsrevisoren BV  0431.088.289

Elsinore Building - Da Vincilaan 9, box E6, 1930 Zaventem, Belgium

Membership number: B00023

Mandate: Auditor, start: 25-04-2023, end: 28-04-2026

Represented by:

1	Lombaerts Ellen

Elsinore Building, Da Vincilaan 9 , box E6 1930 Zaventem Belgium

Bedrijfsrevisor, Membership number : A02372

3/63

N°.	0466.460.429	F-cap 2.2

DECLARATION REGARDING A COMPLIMENTARY REVIEW OR CORRECTION ASSIGNMENT

The managing board declares that not a single audit or correction assignment has been given to a person not authorized to do so by law, pursuant to article 5 of the law of 17 March 2019 concerning the professions of accountant and tax advisor.

The annual accounts ~~were~~ / were not * audited or corrected by a certified accountant or by a company auditor who is not the statutory auditor.

If affirmative, should be mentioned hereafter: surname, first names, profession and address of each certified accountant or company auditor and their membership number at their Institute, as well as the nature of their assignment:

A.	Bookkeeping of the company **,
B.	Preparing the annual accounts **,
C.	Auditing the annual accounts and/or
D.	Correcting the annual accounts.

If the tasks mentioned under A or B are executed by accountants or fiscal accountants, the following information can be mentioned hereafter: surname, first names, profession and address of each accountant or fiscal accountant and their membership number at the Institute of Accountants and Tax advisors, as well as the nature of their assignment.

Surname, first names, profession and address	Membership number	Nature of the assignment (A, B, C and/or D)

*	Strike out what does not apply.
**	Optional mention.

4/63

N°.	0466.460.429	F-cap 3.1

ANNUAL ACCOUNTS

BALANCE SHEET AFTER APPROPRIATION

	Notes	Codes	Period	Preceding period
ASSETS
FORMATION EXPENSES	6.1	20

FIXED ASSETS		21/28	423.146.604	342.773.663

Intangible fixed assets	6.2	21	109.134.253	58.349.404
Tangible fixed assets	6.3	22/27	16.519.206	16.024.739
Land and buildings		22	354.535	871.570
Plant, machinery and equipment		23	13.329.917	11.668.614
Furniture and vehicles		24	992.909	1.231.151
Leasing and other similar rights		25		0
Other tangible fixed assets		26		0
Assets under construction and advance payments		27	1.841.845	2.253.405
Financial fixed assets	6.4 /6.5.1	28	297.493.145	268.399.521
Affiliated Companies	6.15	280/1	245.176.457	249.427.250
Participating interests		280	198.346.774	204.127.249
Amounts receivable		281	46.829.683	45.300.001
Other companies linked by participating interests	6.15	282/3	1	1
Participating interests		282	1	1
Amounts receivable		283
Other financial fixed assets		284/8	52.316.687	18.972.270
Shares		284	50.845.135	13.965.180
Amounts receivable and cash guarantees		285/8	1.471.551	5.007.090

5/63

N°.	0466.460.429	F-cap 3.1

	Notes	Codes	Period	Preceding period
CURRENT ASSETS		29/58	3.620.997.441	3.958.487.436

Amounts receivable after more than one year		29	122.155.102	122.091.450
Trade debtors		290		0
Other amounts receivable		291	122.155.102	122.091.450
Stocks and contracts in progress		3	51.191.825	73.978.238
Stocks		30/36	51.191.825	73.978.238
Raw materials and consumables		30/31	51.191.825	55.263.353
Work in progress		32	0	12.598.378
Finished goods		33
Goods purchased for resale		34	0	6.116.507
Immovable property intended for sale		35
Advance payments		36
Contracts in progress		37
Amounts receivable within one year		40/41	108.323.176	91.065.773
Trade debtors		40	32.707.724	26.961.771
Other amounts receivable		41	75.615.452	64.104.002
Current investments	6.5.1 / 6.6	50/53	3.245.938.470	3.576.430.159
Own shares		50
Other investments		51/53	3.245.938.470	3.576.430.159
Cash at bank and in hand		54/58	60.140.851	69.381.431
Accruals and deferred income	6.6	490/1	33.248.017	25.540.385

TOTAL ASSETS		20/58	4.044.144.044	4.301.261.099

6/63

N°.	0466.460.429	F-cap 3.2

	Notes	Codes	Period	Preceding period
EQUITY AND LIABILITIES
EQUITY		10/15	2.829.483.799	2.781.701.891

Contributions	6.7.1	10/11	3.017.626.375	3.017.626.375
Capital		10	356.444.939	356.444.939
Issued capital		100	356.444.939	356.444.939
Uncalled capital [6]		101
Beyond capital		11	2.661.181.436	2.661.181.436
Share premium account		1100/10	2.661.181.436	2.661.181.436
Other		1109/19
Revaluation surpluses		12
Reserves		13
Reserves not available		130/1
Legal reserve		130
Reserves not available statutorily		1311
Purchase of own shares		1312
Financial support		1313
Other		1319
Untaxed reserves		132
Available reserves		133
Accumulated profits (losses)	(+)/(-)	14	-188.142.575	-235.924.484
Capital subsidies		15
Advance to shareholders on the distribution of net assets [7]		19
PROVISIONS AND DEFERRED TAXES		16	17.539.778	13.972.066

Provisions for liabilities and charges		160/5	17.539.778	13.972.066
Pensions and similar obligations		160
Taxes		161
Major repairs and maintenance		162
Environmental obligations		163
Other liabilities and charges	6.8	164/5	17.539.778	13.972.066
Deferred taxes		168

[6]	Amount to be deducted from the issued capital.
[7]	Amount to be deducted from the other components of equity.

7/63

N°.	0466.460.429	F-cap 3.2

	Notes	Codes	Period	Preceding period
AMOUNTS PAYABLE		17/49	1.197.120.467	1.505.587.142

Amounts payable after more than one year	6.9	17
Financial debts		170/4
Subordinated loans		170
Unsubordinated debentures		171
Leasing and other similar obligations		172
Credit institutions		173
Other loans		174
Trade debts		175
Suppliers		1750
Bills of exchange payable		1751
Advance payments on contracts in progress		176
Other amounts payable		178/9
Amounts payable within one year	6.9	42/48	138.706.338	201.874.356
Current portion of amounts payable after more than one year falling due within one year		42
Financial debts		43
Credit institutions		430/8
Other loans		439
Trade debts		44	92.471.935	129.248.124
Suppliers		440/4	92.471.935	129.248.124
Bills of exchange payable		441
Advance payments on contracts in progress		46
Taxes, remuneration and social security	6.9	45	11.989.497	23.757.581
Taxes		450/3	663.637	2.310.567
Remuneration and social security		454/9	11.325.859	21.447.014
Other amounts payable		47/48	34.244.906	48.868.651
Accruals and deferred income	6.9	492/3	1.058.414.128	1.303.712.786

TOTAL LIABILITIES		10/49	4.044.144.044	4.301.261.099

[6]	Amount to be deducted from the issued capital.
[7]	Amount to be deducted from the other components of equity.

8/63

N°.	0466.460.429	F-cap 4

PROFIT AND LOSS ACCOUNT

			Notes	Codes	Period	Preceding period
Operating income				70/76A	596.121.058	1.004.937.475
Turnover			6.10	70	303.425.198	628.899.063
Stocks of finished goods and work and contracts in progress: increase (decrease)	(+	)/(-)		71	-12.598.378	6.807.754
Produced fixed assets				72	265.376.073	352.580.235
Other operating income			6.10	74	39.918.164	16.102.765
Non-recurring operating income			6.12	76A	0	547.659
Operating charges				60/66A	803.865.509	935.952.364
Goods for resale, raw materials and consumables				60	46.407.800	28.718.045
Purchases				600/8	35.314.994	43.223.135
Stocks: decrease (increase)	(+	)/(-)		609	11.092.805	-14.505.090
Services and other goods				61	334.587.965	397.123.712
Remuneration, social security and pensions	(+	)/(-)	6.10	62	57.872.680	73.555.658
Amortisations of and other amounts written down on formation expenses, intangible and tangible fixed assets				630	283.475.486	360.512.079
Amounts written down on stocks, contracts in progress and trade debtors: additions (write-backs)	(+	)/(-)	6.10	631/4	10.600.456
Provisions for liabilities and charges: appropriations (uses and write-backs)	(+	)/(-)	6.10	635/8	3.567.713	4.220.419
Other operating charges			6.10	640/8	27.141.020	70.785.043
Operating charges reported as assets under restructuring costs	(-)			649
Non-recurring operating charges			6.12	66A	40.212.388	1.037.409
Operating profit (loss)	(+	)/(-)		9901	-207.744.451	68.985.111

9/63

N°.	0466.460.429	F-cap 4

	Notes	Codes	Period	Preceding period
Financial income		75/76B	257.053.407	213.501.352
Recurring financial income		75	201.081.492	213.501.352
Income from financial fixed assets		750	12.333.065	109.515.173
Income from current assets		751	118.646.628	101.978.360
Other financial income	6.11	752/9	70.101.799	2.007.818
Non-recurring financial income	6.12	76B	55.971.915
Financial charges	6.11	65/66B	18.646.876	37.486.367
Recurring financial charges		65	18.646.876	27.417.452
Debt charges		650	1.453.430	4.053.120
Amounts written down on current assets other than stocks, contracts in progress and trade debtors: additions (write-backs)	(+)/(-)	651		-9.102.765
Other financial charges		652/9	17.193.446	32.467.098
Non-recurring financial charges	6.12	66B		10.068.915
Profit (Loss) for the period before taxes	(+)/(-)	9903	30.662.079	245.000.095
Transfer from deferred taxes		780
Transfer to deferred taxes		680
Income taxes on the result	(+)/(-) 6.13	67/77	-17.119.830	-26.292.013
Taxes		670/3	49.571	72.259
Adjustment of income taxes and write-back of tax provisions		77	17.169.400	26.364.272
Profit (Loss) of the period	(+)/(-)	9904	47.781.908	271.292.107
Transfer from untaxed reserves		789
Transfer to untaxed reserves		689
Profit (Loss) of the period available for appropriation	(+)/(-)	9905	47.781.908	271.292.107

10/63

N°.	0466.460.429	F-cap 5

APPROPRIATION ACCOUNT

			Codes	Period	Preceding period
Profit (Loss) to be appropriated	(+	)/(-)	9906	-188.142.575	-235.924.484
Profit (Loss) of the period available for appropriation	(+	)/(-)	(9905)	47.781.908	271.292.107
Profit (Loss) of the preceding period brought forward	(+	)/(-)	14P	-235.924.484	-507.216.591
Transfers from equity			791/2
from contributions			791
from reserves			792
Appropriations to equity			691/2
to contributions			691
to legal reserve			6920
to other reserves			6921
Profit (loss) to be carried forward	(+	)/(-)	(14)	-188.142.575	-235.924.484
Shareholders’ contribution in respect of losses			794
Profit to be distributed			694/7
Compensation for contributions			694
Directors or managers			695
Employees			696
Other beneficiaries			697

11/63

N°.	0466.460.429	F-cap 6.2.2

			Codes	Period	Preceding period
RESEARCH COSTS MADE IN A PERIOD THAT STARTED BEFORE 1 JANUARY 2016
Acquisition value at the end of the period			8055P	xxxxxxxxxxxxxxx	392.970.251
Movements during the period
Acquisitions, including produced fixed assets			8025
Sales and disposals			8035
Transfers from one heading to another	(+	)/(-)	8045
Acquisition value at the end of the period			8055	392.970.251
Amortisations and amounts written down at the end of the period			8125P	xxxxxxxxxxxxxxx	392.970.251
Movements during the period
Recorded			8075
Written back			8085
Acquisitions from third parties			8095
Cancelled owing to sales and disposals			8105
Transferred from one heading to another	(+	)/(-)	8115
Amortisations and amounts written down at the end of the period			8125	392.970.251
NET BOOK VALUE AT THE END OF THE PERIOD			81312	0

	Codes	Period
RESEARCH COSTS MADE IN A PERIOD THAT STARTED AFTER 31 DECEMBER 2015
Acquisition value at the end of the period	8056	2.829.331.336
Amortisations and amounts written down at the end of the period	8126	2.829.331.336
NET BOOK VALUE AT THE END OF THE PERIOD	81313	0

12/63

N°.	0466.460.429	F-cap 6.2.3

			Codes	Period	Preceding period
CONCESSIONS, PATENTS LICENSES, KNOW-HOW, BRANDS AND SIMILAR RIGHTS
Acquisition value at the end of the period			8052P	xxxxxxxxxxxxxxx	1.649.874.224
Movements during the period
Acquisitions, including produced fixed assets			8022	333.056.096
Sales and disposals			8032	21.988.721
Transfers from one heading to another	(+	)/(-)	8042
Acquisition value at the end of the period			8052	1.960.941.599
Amortisations and amounts written down at the end of the period			8122P	xxxxxxxxxxxxxxx	1.591.524.821
Movements during the period
Recorded			8072	279.981.660
Written back			8082
Acquisitions from third parties			8092
Cancelled owing to sales and disposals			8102	19.699.134
Transfers from one heading to another	(+	)/(-)	8112
Amortisations and amounts written down at the end of the period			8122	1.851.807.347
NET BOOK VALUE AT THE END OF THE PERIOD			211	109.134.253

13/63

N°.	0466.460.429	F-cap 6.2.5

			Codes	Period	Preceding period
ADVANCE PAYMENTS
Acquisition value at the end of the period			8054P	xxxxxxxxxxxxxxx	0
Movements during the period
Acquisitions, including produced fixed assets			8024
Sales and disposals			8034
Transfers from one heading to another	(+	)/(-)	8044
Acquisition value at the end of the period			8054	0
Amortisations and amounts written down at the end of the period			8124P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8074
Written back			8084
Acquisitions from third parties			8094
Cancelled owing to sales and disposals			8104
Transferred from one heading to another	(+	)/(-)	8114
Amortisations and amounts written down at the end of the period			8124
NET BOOK VALUE AT THE END OF THE PERIOD			213	0

14/63

N°.	0466.460.429	F-cap 6.3.1

STATEMENT OF TANGIBLE FIXED ASSETS

			Codes	Period	Preceding period
LAND AND BUILDINGS
Acquisition value at the end of the period			8191P	xxxxxxxxxxxxxxx	5.450.770
Movements during the period
Acquisitions, including produced fixed assets			8161	284.897
Sales and disposals			8171	1.411.619
Transfers from one heading to another	(+	)/(-)	8181
Acquisition value at the end of the period			8191	4.324.048
Revaluation surpluses at the end of the period			8251P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8211
Acquisitions from third parties			8221
Cancelled			8231
Transferred from one heading to another	(+	)/(-)	8241
Revaluation surpluses at the end of the period			8251
Amortisations and amounts written down at the end of the period			8321P	xxxxxxxxxxxxxxx	4.579.201
Movements during the period
Recorded			8271	801.645
Written back			8281
Acquisitions from third parties			8291
Cancelled owing to sales and disposals			8301	1.411.334
Transferred from one heading to another	(+	)/(-)	8311
Amortisations and amounts written down at the end of the period			8321	3.969.512
NET BOOK VALUE AT THE END OF THE PERIOD			(22)	354.535

15/63

N°.	0466.460.429	F-cap 6.3.2

			Codes	Period	Preceding period
PLANT, MACHINERY AND EQUIPMENT
Acquisition value at the end of the period			8192P	xxxxxxxxxxxxxxx	26.803.387
Movements during the period
Acquisitions, including produced fixed assets			8162	4.246.015
Sales and disposals			8172	495.529
Transfers from one heading to another	(+	)/(-)	8182
Acquisition value at the end of the period			8192	30.553.873
Revaluation surpluses at the end of the period			8252P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8212
Acquisitions from third parties			8222
Cancelled			8232
Transferred from one heading to another	(+	)/(-)	8242
Revaluation surpluses at the end of the period			8252
Amortisations and amounts written down at the end of the period			8322P	xxxxxxxxxxxxxxx	15.134.773
Movements during the period
Recorded			8272	2.387.403
Written back			8282
Acquisitions from third parties			8292
Cancelled owing to sales and disposals			8302	298.220
Transferred from one heading to another	(+	)/(-)	8312
Amortisations and amounts written down at the end of the period			8322	17.223.955
NET BOOK VALUE AT THE END OF THE PERIOD			(23)	13.329.917

16/63

N°.	0466.460.429	F-cap 6.3.3

			Codes	Period	Preceding period
FURNITURE AND VEHICLES
Acquisition value at the end of the period			8193P	xxxxxxxxxxxxxxx	3.238.747
Movements during the period
Acquisitions, including produced fixed assets			8163	81.331
Sales and disposals			8173	1.752.329
Transfers from one heading to another	(+	)/(-)	8183
Acquisition value at the end of the period			8193	1.567.748
Revaluation surpluses at the end of the period			8253P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8213
Acquisitions from third parties			8223
Cancelled			8233
Transfers from one heading to another	(+	)/(-)	8243
Revaluation surpluses at the end of the period			8253
Amortisations and amounts written down at the end of the period			8323P	xxxxxxxxxxxxxxx	2.007.596
Movements during the period
Recorded			8273	304.778
Written back			8283
Acquisitions from third parties			8293
Cancelled owing to sales and disposals			8303	1.737.535
Transfers from one heading to another	(+	)/(-)	8313
Amortisations and amounts written down at the end of the period			8323	574.839
NET BOOK VALUE AT THE END OF THE PERIOD			(24)	992.909

17/63

N°.	0466.460.429	F-cap 6.3.4

			Codes	Period	Preceding period
LEASING AND OTHER SIMILAR RIGHTS
Acquisition value at the end of the period			8194P	xxxxxxxxxxxxxxx	0
Movements during the period
Acquisitions, including produced fixed assets			8164
Sales and disposals			8174
Transfers from one heading to another	(+	)/(-)	8184
Acquisition value at the end of the period			8194	0
Revaluation surpluses at the end of the period			8254P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8214
Acquisitions from third parties			8224
Cancelled			8234
Transfers from one heading to another	(+	)/(-)	8244
Revaluation surpluses at the end of the period			8254
Amortisations and amounts written down at the end of the period			8324P	xxxxxxxxxxxxxxx	0
Movements during the period
Recorded			8274
Written back			8284
Acquisitions from third parties			8294
Cancelled owing to sales and disposals			8304
Transferred from one heading to another	(+	)/(-)	8314
Amortisations and amounts written down at the end of the period			8324	0

NET BOOK VALUE AT THE END OF THE PERIOD			(25)
Of which
Land and buildings			250
Plant, machinery and equipment			251
Furniture and vehicles			252

18/63

N°.	0466.460.429	F-cap 6.3.6

			Codes	Period	Preceding period
ASSETS UNDER CONSTRUCTION AND ADVANCE PAYMENTS
Acquisition value at the end of the period			8196P	xxxxxxxxxxxxxxx	2.253.405
Movements during the period
Acquisitions, including produced fixed assets			8166	1.426.578
Sales and disposals			8176	1.838.138
Transfers from one heading to another	(+	)/(-)	8186
Acquisition value at the end of the period			8196	1.841.845
Revaluation surpluses at the end of the period			8256P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8216
Acquisitions from third parties			8226
Cancelled			8236
Transferred from one heading to another	(+	)/(-)	8246
Revaluation surpluses at the end of the period			8256
Amortisations and amounts written down at the end of the period			8326P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8276
Written back			8286
Acquisitions from third parties			8296
Cancelled owing to sales and disposals			8306
Transferred from one heading to another	(+	)/(-)	8316
Amortisations and amounts written down at the end of the period			8326
NET BOOK VALUE AT THE END OF THE PERIOD			(27)	1.841.845

19/63

N°.	0466.460.429	F-cap 6.4.1

STATEMENT OF FINANCIAL FIXED ASSETS

			Codes	Period	Preceding period
AFFILIATED COMPANIES-PARTICIPATING INTERESTS AND SHARES
Acquisition value at the end of the period			8391P	xxxxxxxxxxxxxxx	218.826.248
Movements during the period
Acquisitions			8361	711
Sales and disposals			8371	10.180.185
Transfers from one heading to another	(+	)/(-)	8381
Acquisition value at the end of the period			8391	208.646.773
Revaluation surpluses at the end of the period			8451P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8411
Acquisitions from third parties			8421
Cancelled			8431
Transferred from one heading to another	(+	)/(-)	8441
Revaluation surpluses at the end of the period			8451
Amounts written down at the end of the period			8521P	xxxxxxxxxxxxxxx	14.698.999
Movements during the period
Recorded			8471
Written back			8481
Acquisitions from third parties			8491
Cancelled owing to sales and disposals			8501	4.399.000
Transferred from one heading to another	(+	)/(-)	8511
Amounts written down at the end of the period			8521	10.299.999
Uncalled amounts at the end of the period			8551P	xxxxxxxxxxxxxxx
Movements during the period	(+	)/(-)	8541
Uncalled amounts at the end of the period			8551
NET BOOK VALUE AT THE END OF THE PERIOD			(280)	198.346.774

AFFILIATED COMPANIES-AMOUNTS RECEIVABLE
NET BOOK VALUE AT THE END OF THE PERIOD			281P	xxxxxxxxxxxxxxx	45.300.001

Movements during the period
Appropriations			8581	1.529.682
Repayments			8591
Amounts written down			8601
Amounts written back			8611
Exchange differences	(+	)/(-)	8621
Other movements	(+	)/(-)	8631
NET BOOK VALUE AT THE END OF THE PERIOD			(281)	46.829.683

ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS RECEIVABLE AT END OF THE PERIOD			8651	1.529.683

20/63

N°.	0466.460.429	F-cap 6.4.2

			Codes	Period	Preceding period
COMPANIES LINKED BY PARTICIPATING INTERESTS - PARTICIPATING INTERESTS AND SHARES
Acquisition value at the end of the period			8392P	xxxxxxxxxxxxxxx	1
Movements during the period
Acquisitions			8362
Sales and disposals			8372
Transfers from one heading to another	(+	)/(-)	8382
Acquisition value at the end of the period			8392	1
Revaluation surpluses at the end of the period			8452P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8412
Acquisitions from third parties			8422
Cancelled			8432
Transferred from one heading to another	(+	)/(-)	8442
Revaluation surpluses at the end of the period			8452
Amounts written down at the end of the period			8522P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8472
Written back			8482
Acquisitions from third parties			8492
Cancelled owing to sales and disposals			8502
Transferred from one heading to another	(+	)/(-)	8512
Amounts written down at the end of the period			8522
Uncalled amounts at the end of the period			8552P	xxxxxxxxxxxxxxx
Movements during the period	(+	)/(-)	8542
Uncalled amounts at the end of the period			8552
NET BOOK VALUE AT THE END OF THE PERIOD			(282)	1

COMPANIES LINKED BY PARTICIPATING INTERESTS-AMOUNTS RECEIVABLE
NET BOOK VALUE AT THE END OF THE PERIOD			283P	xxxxxxxxxxxxxxx

Movements during the period
Appropriations			8582
Repayments			8592
Amounts written down			8602
Amounts written back			8612
Exchange differences	(+	)/(-)	8622
Other movements	(+	)/(-)	8632
NET BOOK VALUE AT THE END OF THE PERIOD			(283)

ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS RECEIVABLE AT END OF THE PERIOD			8652

21/63

N°.	0466.460.429	F-cap 6.4.3

			Codes	Period	Preceding period
OTHER COMPANIES-PARTICIPATING INTERESTS AND SHARES
Acquisition value at the end of the period			8393P	xxxxxxxxxxxxxxx	13.965.180
Movements during the period
Acquisitions			8363	36.879.955
Sales and disposals			8373
Transfers from one heading to another	(+	)/(-)	8383
Acquisition value at the end of the period			8393	50.845.135
Revaluation surpluses at the end of the period			8453P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8413
Acquisitions from third parties			8423
Cancelled			8433
Transferred from one heading to another	(+	)/(-)	8443
Revaluation surpluses at the end of the period			8453
Amounts written down at the end of the period			8523P	xxxxxxxxxxxxxxx	0
Movements during the period
Recorded			8473
Written back			8483
Acquisitions from third parties			8493
Cancelled owing to sales and disposals			8503
Transferred from one heading to another	(+	)/(-)	8513
Amounts written down at the end of the period			8523	0
Uncalled amounts at the end of the period			8553P	xxxxxxxxxxxxxxx
Movements during the period	(+	)/(-)	8543
Uncalled amounts at the end of the period			8553
NET BOOK VALUE AT THE END OF THE PERIOD			(284)	50.845.135

OTHER COMPANIES-AMOUNTS RECEIVABLE
NET BOOK VALUE AT THE END OF THE PERIOD			285/8P	xxxxxxxxxxxxxxx	5.007.090

Movements during the period
Appropriations			8583	29.322
Repayments			8593	3.564.860
Amounts written down			8603
Amounts written back			8613
Exchange differences	(+	)/(-)	8623
Other movements	(+	)/(-)	8633
NET BOOK VALUE AT THE END OF THE PERIOD			(285/8)	1.471.551

ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS RECEIVABLE AT END OF THE PERIOD			8653

22/63

N°.	0466.460.429	F-cap 6.5.1

PARTICIPATING INTERESTS INFORMATION

PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER COMPANIES

The following list mentions the companies in which the company holds a participating interest (recorded in headings 280 and 282 of assets), as well as the companies in which the company holds rights (recorded in headings 284 and 51/53 of assets) for an amount of at least 10% of the capital, the equity or a class of shares of the company.

NAME, full address of the REGISTERED OFFICE and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER	Rights held				Data extracted from the most recent annual accounts
	Nature	Directly		Subs- idiaries	Annual accounts as per	Cur-	Equity	Net result

		Number	%	%		rency code	(+) or (-) (in units)
Galapagos BV Foreign company Willem Einthovenstraat 13 2342 BH Oegstgeest Netherlands 807938397B01	Registered shares	200	100,00	0,00	31-12-2024	EUR	6.905.161	3.693.977
Galapagos SASU Foreign company Avenue Gaston Roussel 102 93230 Romainville France 27440348480	Registered shares	51.199	100,00	0,00	31-12-2024	EUR	68.004.281	5.646.081
Galapagos GmbH Foreign company Aeschengraben 27 4051 Basel Switzerland CHE388581566	Registered shares	200	100,00	0,00	31-12-2024	CHF	2.988.556	594.104
Galapagos Real Estate Belgium Private limited company Generaal De Wittelaan L11 , box A3 2800 Mechelen Belgium 0714.965.620	Registered shares	1.120	100,00	0,00	31-12-2024	EUR	-10.159.167	-1.583.747
Galapagos Real Estate Netherlands B.V. Foreign company Willem Einthovenstraat 13 2342 BH Oestgeest Netherlands 860584859B01	Registered shares	10.000.000	100,00	0,00	31-12-2024	EUR	30.728.655	-488.952
Galapagos US Holding Inc Foreign company North State Street 800 , box 304 19901 Dover, Delaware United States	Registered shares	100	100,00	0,00	31-12-2024	USD	8.371.214	-24.344

23/63

N°.	0466.460.429	F-cap 6.5.1

PARTICIPATING INTERESTS INFORMATION

PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER COMPANIES

The following list mentions the companies in which the company holds a participating interest (recorded in headings 280 and 282 of assets), as well as the companies in which the company holds rights (recorded in headings 284 and 51/53 of assets) for an amount of at least 10% of the capital, the equity or a class of shares of the company.

NAME, full address of the REGISTERED OFFICE and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER	Rights held				Data extracted from the most recent annual accounts
	Nature	Directly		Subs- idiaries	Annual accounts as per	Cur-	Equity	Net result

		Number	%	%		rency code	(+) or (-) (in units)
Galapagos U.K. ltd Foreign company London End Beaconsfield B HP9 2JH Bucks United Kingdom 468175458	Registered shares	1	100,00	0,00	31-12-2024	GBP	303.626	52.175
Galapagos Holding Pte Ltd Foreign company One Marina Boulevard 28-00 01989 Singapore Singapore	Registered shares	100	100,00	0,00	31-12-2024	SGD	1.000	0

24/63

N°.	0466.460.429	F-cap 6.5.2

LIST OF COMPANIES FOR WHICH THE COMPANY HAS UNLIMITED LIABILITY IN THE CAPACITY OF UNLIMITED LIABLE PARTNER OR MEMBER

The annual accounts of each company for which the company has unlimited liability, are being enclosed to and published with these annual accounts, unless the second column contains the reason why this is not the case; this mention is made by referring to the applicable code (A, B, C or D) defined below.

The annual accounts of the mentioned company:

A.	are published by the company by filing them at the National Bank of Belgium;

B.	are actually published by the company in a different member country of the European Union, pursuant to article 16 of directive (EU) 2017/1132;

C.

are being inserted by complete or proportional consolidation into the consolidated annual accounts of the company, drawn up, verified and published in accordance with the stipulations of the Belgian Companies and Associations Code concerning the consolidated annual accounts;

D.	concern a limited partnership (société simple/maatschap).

NAME, full address of the REGISTERED OFFICE, LEGAL FORM and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER	Potential code
Galapagos BV Foreign company Willem Einthovenstraat 13 2342 Oestgeest Netherlands	C
Galapagos Real Estate Netherlands B.V. Foreign company Willem Einthovenstraat 13 2342 Oestgeest Netherlands	C

25/63

N°.	0466.460.429	F-cap 6.6

CURRENT INVESTMENTS AND ACCRUALS AND DEFERRED INCOME

	Codes	Period	Preceding period
CURRENT INVESTMENTS - OTHER INVESTMENTS
Shares and investments other than fixed income investments	51
Shares – Book value increased with the uncalled amount	8681
Shares – Uncalled amount	8682
Precious metals and works of art	8683
Fixed-income securities	52
Fixed income securities issued by credit institutions	8684
Term accounts with credit institutions	53	1.549.530.651	1.540.936.652
With a remaining term or notice
up to one month	8686		95.000.000
between one month and one year	8687	1.349.530.651	1.445.936.652
over one year	8688	200.000.000
Other investments not mentioned above	8689	1.696.407.819	2.035.493.507

			Period
ACCRUALS AND DEFERRED INCOME
Allocation of account 490/1 of assets if the amount is significant
Deferred charges			25.314.031
Accrued income			7.933.987

26/63

N°.	0466.460.429	F-cap 6.7.1

STATEMENT OF CAPITAL AND SHAREHOLDERS’ STURCTURE

	Codes	Period	Preceding period
STATEMENT OF CAPITAL
Capital
Issued capital at the end of the period	100P	XXXXXXXXXXXXXX	356.444.939
Issued capital at the end of the period	(100)	356.444.939

	Codes	Period	Number of shares
Modifications during the period
Composition of the capital Share types
shares without nominal value		356.444.939	65.897.071
Registered shares	8702	XXXXXXXXXXXXXX	5.846
Shares dematerialized	8703	XXXXXXXXXXXXXX	65.891.225

	Codes	Uncalled amount	Called up amount, unpaid
Unpaid capital
Uncalled capital	(101)		XXXXXXXXXXXXXX
Called up capital, unpaid	8712	XXXXXXXXXXXXXX
Shareholders that still need to pay up in full

		Codes	Period
Own shares
Held by the company itself
Amount of capital held		8721
Number of shares		8722
Held by a subsidiary
Amount of capital held		8731
Number of shares		8732
Commitments to issuing shares
Owing to the exercise of conversion rights
Amount of outstanding convertible loans		8740
Amount of capital to be subscribed		8741
Corresponding maximum number of shares to be issued		8742
Owing to the exercise of subscription rights
Number of outstanding subscription rights		8745	11.911.110
Amount of capital to be subscribed		8746	64.428.577
Corresponding maximum number of shares to be issued		8747	11.911.110
Authorised capital not issued		8751

27/63

N°.	0466.460.429	F-cap 6.7.1

	Codes	Period
Shares issued, non-representing capital
Distribution
Number of shares	8761
Number of voting rights attached thereto	8762
Allocation by shareholder
Number of shares held by the company itself	8771
Number of shares held by its subsidiaries	8781

		Period
ADDITIONAL NOTES REGARDING CONTRIBUTIONS (INCLUDING CONTRIBUTIONS IN THE FORM OF SERVICES OR KNOW-HOW)

28/63

N°.	0466.460.429	F-cap 6.7.2

SHAREHOLDERS’ STRUCTURE OF THE COMPANY AT YEAR-END CLOSING DATE

As reflected in the notifications received by the company pursuant to article 7:225 of the Belgian Companies and Associations Code, article 14 fourth paragraph of the law of 2 May 2007 on the publication of major holdings and article 5 of the Royal Decree of 21 August 2008 on further rules for certain multilateral trading facilities.

NAME of the person(s) who hold rights of the company, together with the ADDRESS (of the registered office, in the case of a legal person) and the COMPANY REGISTRATION NUMBER, in the case of a company

governed by Belgian law

	Rights held
	Nature	Number of voting rights		%
		Attached to securities	Not attached to securities

Gilead Therapeutics A1 Unlimited Company 70 Sir John Rogerson’s Quay, Dublin 2, Ireland	Dematerialized shares	16.707.477		25,35%

Van Herk Investments B.V. Lichtenauerlaan 30, 3062 ME Rotterdam, NL	Dematerialized shares	4.635.672		[Illegible	]

EcoR1 Capital LLC 357 Tehema Street, Suite 3, San Francisco, CA 94103, United States of America	Dematerialized shares	7.094.049		30,77%

Total shares   65.897.071,00

29/63

N°.	0466.460.429	F-cap 6.8

PROVISIONS FOR OTHER LIABILITIES AND CHARGES

Period
ALLOCATION OF ACCOUNT 164/5 OF LIABILITIES IF THE AMOUNT IS SIGNIFICANT
Provision Restricted Stock Units	12.675.530
Tax recovery mechanism	4.864.248

30/63

N°.	0466.460.429	F-cap 6.9

STATEMENT OF AMOUNTS PAYABLE AND ACCRUALS AND DEFERRED INCOME (LIABILITIES)

	Codes	Period
BREAKDOWN OF AMOUNTS PAYABLE WITH AN ORIGINAL TERM OF MORE THAN ONE YEAR, ACCORDING TO THEIR RESIDUAL MATURITY
Current portion of amounts payable after more than one year falling due within one year
Financial debts	8801
Subordinated loans	8811
Unsubordinated debentures	8821
Leasing and other similar obligations	8831
Credit institutions	8841
Other loans	8851
Trade debts	8861
Suppliers	8871
Bills of exchange payable	8881
Advance payments on contracts in progress	8891
Other amounts payable	8901
Total current portion of amounts payable after more than one year falling due within one year	(42)
Amounts payable with a remaining term of more than one year, yet less than 5 years
Financial debts	8802
Subordinated loans	8812
Unsubordinated debentures	8822
Leasing and other similar obligations	8832
Credit institutions	8842
Other loans	8852
Trade debts	8862
Suppliers	8872
Bills of exchange payable	8882
Advance payments on contracts in progress	8892
Other amounts payable	8902
Total amounts payable with a remaining term of more than one year, yet less than 5 years	8912
Amounts payable with a remaining term of more than 5 years
Financial debts	8803
Subordinated loans	8813
Unsubordinated debentures	8823
Leasing and other similar obligations	8833
Credit institutions	8843
Other loans	8853
Trade debts	8863
Suppliers	8873
Bills of exchange payable	8883
Advance payments on contracts in progress	8893
Other amounts payable	8903
Amounts payable with a remaining term of more than 5 years	8913

31/63

N°.	0466.460.429	F-cap 6.9

	Codes	Period
AMOUNTS PAYABLE GUARANTEED (included in accounts 17 and 42/48 of liabilities)
Amounts payable guaranteed by the Belgian government agencies
Financial debts	8921
Subordinated loans	8931
Unsubordinated debentures	8941
Leasing and other similar obligations	8951
Credit institutions	8961
Other loans	8971
Trade debts	8981
Suppliers	8991
Bills of exchange payable	9001
Advance payments on contracts in progress	9011
Remuneration and social security	9021
Other amounts payable	9051
Total of the amounts payable guaranteed by the Belgian government agencies	9061
Amounts payable guaranteed by real securities given or irrevocably promised by the company on its own assets
Financial debts	8922
Subordinated loans	8932
Unsubordinated debentures	8942
Leasing and other similar obligations	8952
Credit institutions	8962
Other loans	8972
Trade debts	8982
Suppliers	8992
Bills of exchange payable	9002
Advance payments on contracts in progress	9012
Taxes, remuneration and social security	9022
Taxes	9032
Remuneration and social security	9042
Other amounts payable	9052
Total amounts payable guaranteed by real securities given or irrevocably promised by the company on its own assets	9062

	Codes	Period
TAXES, REMUNERATION AND SOCIAL SECURITY
Taxes(headings 450/3 and 178/9 of liabilities)
Outstanding tax debts	9072
Accruing taxes payable	9073	663.637
Estimated taxes payable	450
Remuneration and social security (headings 454/9 and 178/9 of liabilities)
Amounts due to the National Social Security Office	9076
Other amounts payable in respect of remuneration and social security	9077	11.325.859

32/63

N°.	0466.460.429	F-cap 6.9

Period
ACCRUALS AND DEFERRED INCOME
Allocation of heading 492/3 of liabilities if the amount is significant
Deferred income drug discovery platform	1.050.969.305
Deferred income subsidies	1.079.046
Deferred income tax credit	6.365.777

33/63

N°.	0466.460.429	F-cap 6.10

OPERATING RESULTS

	Codes	Period	Preceding period
OPERATING INCOME
Net turnover
Allocation by categories of activity
Research & Development		247.205.388	581.275.559
Royalties		15.364.472	9.465.229
Sales of trading goods		40.855.338	38.158.275
Allocation by geographical market
US - United States		257.808.758	493.768.671
FR - France		2.103.302	1.412.714
DE - Germany		7.162.418	23.703.679
BS - Bahama’s			88.171.352
BE - Belgium		1.126.804	2.850.918
NL - The Netherlands		1.103.385	1.427.094
ES - Spain		1.721.170	1.126.435
GB - United Kingdom		3.223.519	3.069.118
IE - Ireland		641.592	544.095
IT - Italy		16.043.429	1.806.386
AT - Austria		3.461.258	3.794.280
Fi - Finland		812.820	764.067
SE - Sweden		4.835.055	3.960.278
No - Norway		3.021.981	2.474.127
DK - Denmark		359.709	25.850
Other operating income
Operating subsidies and compensatory amounts received from public authorities	740	2.034.875	6.618.032
OPERATING CHARGES
Employees for whom the company submitted a DIMONA declaration or who are recorded in the general personnel register
Total number at the closing date	9086	278	367
Average number of employees calculated in full-time equivalents	9087	291,5	368,6
Number of actual hours worked	9088	491.991	622.373
Personnel costs
Remuneration and direct social benefits	620	40.665.852	55.931.319
Employers’ contribution for social security	621	11.108.390	12.942.717
Employers’ premiums for extra statutory insurance	622	2.241.211	2.724.157
Other personnel costs	623	3.857.227	1.957.465
Retirement and survivors’ pensions	624

34/63

N°.	0466.460.429	F-cap 6.10

			Codes	Period	Preceding period
Provisions for pensions and similar obligations
Appropriations (uses and write-backs)	(+	)/(-)	635
Depreciations
On stock and contracts in progress
Recorded			9110	957.678
Written back			9111
On trade debtors
Recorded			9112	9.642.778
Written back			9113
Provisions for liabilities and charges
Appropriations			9115	5.776.280	4.220.419
Uses and write-backs			9116	2.208.567
Other operating charges
Taxes related to operation			640	3.422.772	3.731.217
Other			641/8	23.718.249	67.053.825
Hired temporary staff and personnel placed at the company’s disposal
Total number at the closing date			9096
Average number calculated in full-time equivalents			9097	0,5	0,7
Number of actual hours worked			9098	1.176	1.440
Costs to the company			617	26.425	34.068

35/63

N°.	0466.460.429	F-cap 6.11

FINANCIAL RESULTS

	Codes	Period	Preceding period
RECURRING FINANCIAL INCOME
Other financial income
Subsidies paid by public authorities, added to the profit and loss account
Capital subsidies	9125
Interest subsidies	9126
Allocation of other financial income
Exchange differences realized	754		1.620.821
Other
Other financial gains		34.324	22.666
Unrealized exchange gains		61.227.843	0
Realized gain on money market funds		8.839.633
RECURRING FINANCIAL CHARGES
Depreciation of loan issue expenses	6501
Capitalised interests	6502	1.453.430	4.053.120
Depreciations on current assets
Recorded	6510
Written back	6511		9.102.765
Other financial charges
Amount of the discount borne by the company, as a result of negotiating amounts receivable	653
Provisions of a financial nature
Appropriations	6560
Uses and write-backs	6561
Allocation of other financial costs
Exchange differences realized	654	16.407.529	0
Results from the conversion of foreign currencies	655
Other
Unrealized exchange losses		111.879	30.873.435
Bank charges		665.700	714.971
Payment differences		739	3.497
Other financial charges		7.600	875.195

36/63

N°.	0466.460.429	F-cap 6.12

INCOME AND CHARGES OF EXCEPTIONAL SIZE OR FREQUENCY

		Codes		Period	Preceding period
NON-RECURRING INCOME		76		55.971.915	547.659
Non-recurring operating income		(76A	)	0	547.659
Write-back of depreciation and of amounts written off intangible and tangible fixed assets		760
Write-back of provisions for extraordinary operating liabilities and charges		7620
Capital profits on disposal of intangible and tangible fixed assets		7630		0	3.614
Other non-recurring operating income		764/8			544.045
Non-recurring financial income		(76B	)	55.971.915
Write-back of amounts written down financial fixed assets		761
Write-back of provisions for extraordinary financial liabilities and charges		7621
Capital profits on disposal of financial fixed assets		7631		55.971.915
Other non-recurring financial income		769
NON-RECURRING CHARGES		66		40.212.388	11.106.324
Non-recurring operating charges		(66A	)	40.212.388	1.037.409
Non-recurring depreciation of and amounts written off formation expenses, intangible and tangible fixed assets		660			932.662
Provisions for extraordinary operating liabilities and charges: appropriations (uses)	(+)/(-)	6620
Capital losses on disposal of intangible and tangible fixed assets		6630		212.388	104.748
Other non-recurring operating charges		664/7		40.000.000
Non-recurring operating charges carried to assets as restructuring costs	(-)	6690
Non-recurring financial charges		(66B	)		10.068.915
Amounts written off financial fixed assets		661			10.068.915
Provisions for extraordinary financial liabilities and charges - appropriations (uses)	(+)/(-)	6621
Capital losses on disposal of financial fixed assets		6631
Other non-recurring financial charges		668
Non-recurring financial charges carried to assets as restructuring costs	(-)	6691

37/63

N°.	0466.460.429	F-cap 6.13

TAXES

		Codes	Period
INCOME TAXES
Income taxes on the result of the period		9134	49.571
Income taxes paid and withholding taxes due or paid		9135	153.970
Excess of income tax prepayments and withholding taxes paid recorded under assets		9136	153.970
Estimated additional taxes		9137	49.571
Income taxes on the result of prior periods		9138
Additional income taxes due or paid		9139
Additional income taxes estimated or provided for		9140
Major reasons for the differences between pre-tax profit, as it results from the annual accounts, and estimated taxable profit
Non-deductible expenses			5.061.159
Tax credit			-17.844.835
Excess depreciations			-70.878.751
Exemption regional contributions			-1.334.304
Taxable depreciation			11.172.461
Gain on shares			36.684.256

			Period
Influence of non-recurring results on income taxes on the result of the period

		Codes	Period
Sources of deferred taxes
Deferred taxes representing assets		9141	1.835.223.916
Accumulated tax losses deductible from future taxable profits		9142	822.405.394
Other deferred taxes representing assets
Investment deduction			966.348
Deduction for innovation income			534.407.949
Excess depreciations			446.422.113
DBI			31.022.113
Deferred taxes representing liabilities		9144
Allocation of deferred taxes representing liabilities

	Codes	Period	Preceding period
VALUE-ADDED TAXES AND TAXES BORNE BY THIRD PARTIES
Value-added taxes charged
To the company (deductible)	9145	21.584.146	27.244.542
By the company	9146	1.957.981	12.736.222
Amounts withheld on behalf of third party by way of
Payroll withholding taxes	9147	19.940.397	23.134.701
Withholding taxes on investment income	9148

38/63

N°.	0466.460.429	F-cap 6.14

RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

	Codes	Period
PERSONAL GUARANTEES PROVIDED OR IRREVOCABLY PROMISED BY THE COMPANY AS SECURITY FOR DEBTS AND COMMITMENTS OF THIRD PARTIES	9149	1.471.551

Of which
Bills of exchange in circulation endorsed by the company	9150
Bills of exchange in circulation drawn or guaranteed by the company	9151
Maximum amount for which other debts or commitments of third parties are guaranteed by the company	9153	1.471.551
REAL GUARANTEES
Real guarantees provided or irrevocably promised by the company on its own assets as security of debts and commitments of the company
Mortgages
Book value of the immovable properties mortgaged	91611
Amount of registration	91621
For irrevocable mortgage mandates, the amount for which the agent can take registration	91631
Pledging of goodwill
Maximum amount up to which the debt is secured and which is the subject of registration	91711
For irrevocable mandates to pledge goodwill, the amount for which the agent can take the inscription	91721
Pledging of other assets or irrevocable mandates to pledge other assets
Book value of the immovable properties mortgaged	91811
Maximum amount up to which the debt is secured	91821
Guarantees provided or irrevocably promised on future assets
Amount of assets in question	91911
Maximum amount up to which the debt is secured	91921
Vendor’s privilege
Book value of sold goods	92011
Amount of the unpaid price	92021

39/63

N°.	0466.460.429	F-cap 6.14

	Codes	Period
Real guarantees provided or irrevocably promised by the company on its own assets as security of debts and commitments of third parties
Mortgages
Book value of the immovable properties mortgaged	91612
Amount of registration	91622
For irrevocable mortgage mandates, the amount for which the agent can take registration	91632
Pledging of goodwill
Maximum amount up to which the debt is secured and which is the subject of registration	91712
For irrevocable mandates to pledge goodwill, the amount for which the agent can take the inscription	91722
Pledging of other assets or irrevocable mandates to pledge other assets
Book value of the immovable properties mortgaged	91812
Maximum amount up to which the debt is secured	91822
Guarantees provided or irrevocably promised on future assets
Amount of assets in question	91912
Maximum amount up to which the debt is secured	91922
Vendor’s privilege
Book value of sold goods	92012
Amount of the unpaid price	92022

	Codes	Period
GOODS AND VALUES, NOT REFLECTED IN THE BALANCE SHEET, HELD BY THIRD PARTIES IN THEIR OWN NAME BUT FOR THE BENEFIT AND AT THE RISK OF THE COMPANY
SUBSTANTIAL COMMITMENTS TO ACQUIRE FIXED ASSETS
Commitments to the purchase of tangible and intangible assets		1.249.407
SUBSTANTIAL COMMITMENTS TO DISPOSE OF FIXED ASSETS
FORWARD TRANSACTIONS
Goods purchased (to be received)	9213
Goods sold (to be delivered)	9214
Currencies purchased (to be received)	9215
Currencies sold (to be delivered)	9216

		Period
COMMITMENTS RELATING TO TECHNICAL GUARANTEES IN RESPECT OF SALES OR SERVICES

		Period
AMOUNT, NATURE AND FORM CONCERNING LITIGATION AND OTHER IMPORTANT COMMITMENTS

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N°.	0466.460.429	F-cap 6.14

SETTLEMENT REGARDING THE COMPLEMENTARY RETIREMENT OR SURVIVORS’ PENSION FOR PERSONNEL AND BOARD MEMBERS

Brief description

Galapagos NV has a group insurance and guaranteed income insurance in favor of their personnel and directors. Galapagos NV carries all costs related to these insurances. The amount of the premium contribution was 2.460K EUR in 2024.

Measures taken to cover the related charges

	Code	Period
PENSIONS FUNDED BY THE COMPANY ITSELF
Estimated amount of the commitments resulting from past services	9220
Methods of estimation

Galapagos NV has a group insurance and guaranteed income insurance in favor of their personnel and directors. Galapagos NV carries all costs related to these insurances. The amount of the premium contribution was 2.460K EUR in 2024.

		Period
NATURE AND FINANCIAL IMPACT OF SIGNIFICANT EVENTS AFTER THE CLOSING DATE not reflected in the balance sheet or income statement
On January 7, 2025, the board of directors decided that there would be a split of Galapagos as well as a restructuring. The total restructuring in Galapagos NV in 2025 is estimated at 37.8 million euros.		37.800.000

		Period
COMMITMENTS TO PURCHASE OR SALE AVAILABLE TO THE COMPANY AS ISSUER OF OPTIONS FOR SALE OR PURCHASE

		Period
NATURE, COMMERCIAL OBJECTIVE AND FINANCIAL CONSEQUENCES OF TRANSACTIONS NOT REFLECTED IN THE BALANCE SHEET
If the risks and benefits resulting from such transactions are of any meaning and if publishing such risks and benefits is necessary to appreciate the financial situation of the company

		Period
OTHER RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET (including those that cannot be calculated)
As of February 1, 2024, we will be entitled to earn-outs on net sales by Alfasiga of Jyseleca® in Europe estimated at EUR 47 million over a period of 10 years.		47.000.000
The Galapagos group has a commitment to purchase Cocoons and cassettes.		16.400.000
In connection with the acquisition of CellPoint, we stipulate an additional payment from us to the previous owners of CellPoint. This amount is payable upon achievement of certain successive milestones.		100.000.000

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N°.	0466.460.429	F-cap 6.15

RELATIONSHIPS WITH AFFILIATED COMPANIES, ASSOCIATED COMPANIES AND OTHER COMPANIES LINKED BY PARTICIPATING INTERESTS

	Codes	Period	Preceding period
AFFILIATED COMPANIES
Financial fixed assets	(280/1)	245.176.457	249.427.250
Participating interests	(280)	198.346.774	204.127.249
Subordinated amounts receivable	9271	46.829.683	45.300.001
Other amounts receivable	9281
Amounts receivable	9291	53.455.169	54.537.198
Over one year	9301
Within one year	9311	53.455.169	54.537.198
Current investments	9321
Shares	9331
Amounts receivable	9341
Amounts payable	9351	69.429.394	102.118.396
Over one year	9361
Within one year	9371	69.429.394	102.118.396
Personal and real guarantees
Provided or irrevocably promised by the company as security for debts or commitments of affiliated companies	9381	2.974.155	4.162.896
Provided or irrevocably promised by affiliated companies as security for debts or commitments of the company	9391
Other significant financial commitments	9401
Financial results
Income from financial fixed assets	9421	12.333.065	109.515.173
Income from current assets	9431	5.449.829	7.591.058
Other financial income	9441
Debt charges	9461	1.130.204	3.019.431
Other financial charges	9471
Disposal of fixed assets
Capital profits realised	9481
Capital losses realised	9491

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N°.	0466.460.429	F-cap 6.15

RELATIONSHIPS WITH AFFILIATED COMPANIES, ASSOCIATED COMPANIES AND OTHER COMPANIES LINKED BY PARTICIPATING INTERESTS

	Codes	Period	Preceding period
ASSOCIATED COMPANIES
Financial fixed assets	9253
Participating interests	9263
Subordinated amounts receivable	9273
Other amounts receivable	9283
Amounts receivable	9293
Over one year	9303
Within one year	9313
Amounts payable	9353
Over one year	9363
Within one year	9373
Personal and real guarantees
Provided or irrevocably promised by the company as security for debts or commitments of affiliated companies	9383
Provided or irrevocably promised by affiliated companies as security for debts or commitments of the company	9393
Other significant financial commitments	9403
COMPANIES LINKED BY PARTICIPATING INTERESTS
Financial fixed assets	9252	1	1
Participating interests	9262	1	1
Subordinated amounts receivable	9272
Other amounts receivable	9282
Amounts receivable	9292
Over one year	9302
Within one year	9312
Amounts payable	9352
Over one year	9362
Within one year	9372

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N°.	0466.460.429	F-cap 6.15

RELATIONSHIPS WITH AFFILIATED COMPANIES, ASSOCIATED COMPANIES AND OTHER COMPANIES LINKED BY PARTICIPATING INTERESTS

Period
TRANSACTIONS WITH AFFILIATED PARTIES BEYOND NORMAL MARKET CONDITIONS

Mention of these transactions if they are significant, including the amount of the transactions, the nature of the link, and all information about the transactions that should be necessary to get a better understanding of the financial situation of the company

Due to the absence of legal criteria that allow transactions with affiliated parties beyond normal market conditions to be enumerated, no transactions were included in F-cap 6.15.

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N°.	0466.460.429	F-cap 6.16

FINANCIAL RELATIONSHIPS WITH

	Codes	Period

DIRECTORS AND MANAGERS, INDIVIDUALS OR LEGAL PERSONS WHO CONTROL THE COMPANY DIRECTLY OR INDIRECTLY WITHOUT BEING ASSOCIATED THEREWITH, OR OTHER COMPANIES CONTROLLED DIRECTLY OR INDIRECTLY BY THESE PERSONS

Amounts receivable from these persons	9500
Principal conditions regarding amounts receivable, rate of interest, duration, any amounts repaid, cancelled or written off
Guarantees provided in their favour	9501
Other significant commitments undertaken in their favour	9502

Amount of direct and indirect remunerations and pensions, reflected in the income statement, as long as this disclosure does not concern exclusively or mainly, the situation of a single identifiable person

To directors and managers	9503	7.105.696
To former directors and former managers	9504

	Codes	Period
THE AUDITOR(S) AND THE PERSONS WHOM HE (THEY) IS (ARE) COLLABORATING WITH
Auditors’ fees	9505	971.964
Fees for exceptional services or special assignments executed within the company by the auditor
Other audit assignments	95061	129.547
Tax consultancy assignments	95062
Other assignments beyondthe audit	95063	20.550
Fees for exceptional services or special assignments executed within the company by people the auditor(s) is (are collaborating with
Other audit assignments	95081
Tax consultancy assignments	95082	49.547
Other assignments beyond the audit	95083

Mentions related to article 3:64, § 2 and § 4 of the Belgian Companies and Associations Code

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N°.	0466.460.429	F-cap 6.18.1

DECLARATION WITH REGARD TO THE CONSOLIDATED ANNUAL ACCOUNTS

INFORMATION TO DISCLOSE BY EACH COMPANY GOVERNED BY THE BELGIAN COMPANIES AND ASSOCIATIONS CODE ON THE CONSOLIDATED ANNUAL ACCOUNTS

The company has prepared and published consolidated annual accounts and a consolidated annual report*

~~The company has not prepared consolidated annual accounts and a consolidated annual report, because of an exemption for the following reason(s)*~~

~~The company and its subsidiaries exceed, on a consolidated basis, not more than one of the criteria mentioned in article 1:26 of the Belgian Companies and Associations Code*~~

~~The company only has subsidiaries that, considering the evaluation of the consolidated capital, the consolidated financial position or the consolidated result, individually or together, are of negligible interest. (article 3:23 of the Belgian Companies and Associations Code)~~

~~The company itself is a subsidiary of a parent company that prepares and publishes consolidated annual accounts, in which the annual accounts are integrated by consolidation*~~

Name, full address of the registered office and, if it concerns companies under Belgian law, the company registration number of the parent company(ies) and the indication if this (these) parent company(ies) prepares (prepare) and publishes (publish) consolidated annual accounts, in which the annual accounts are included by means of consolidation**:

If the parent company(ies) is (are) (a) company(ies) governed by foreign law, the location where the abovementioned annual accounts are available**:

*	Strike out what does not apply.
**

Where the annual accounts of the company are consolidated at different levels, the information should be given, on the one hand at the highest and on the other at the lowest level of companies of which the company is a subsidiary and for which consolidated accounts are prepared and published.

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N°.	0466.460.429	F-cap 6.18.2

FINANCIAL RELATIONSHIPS OF THE GROUP THE COMPANY IS IN CHARGE OF IN BELGIUM WITH THE AUDITOR(S) AND THE PERSONS WITH WHOM HE (THEY) IS (ARE) LINKED

	Codes	Period
Mentions related to article 3:65, § 4 and § 5 of the Belgian Companies and Associations Code
Fees to auditors according to the mandate at the group level led by the company publishing the information	9507	1.012.182
Fees for exceptional services or special missions executed by the auditor(s) at this group
Other audit assignments	95071	137.337
Tax consultancy assignments	95072
Other assignments beyond the audit	95073	20.550
Fees to people auditors are linked to according to the mandate at the group level led by the company publishing the information	9509
Fees for exceptional services or special assignments executed at this group by people the auditor(s) is (are) linked to
Other audit assignments	95091
Tax consultancy assignments	95092	49.547
Other assignments beyond the audit	95093

Mentions related to article 3:64, § 2 and § 4 of the Belgian Companies and Associations Code

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N°.	0466.460.429	F-cap 6.19

VALUATION RULES

The valuation rules were prepared in accordance with the provisions of Chapter II of the Royal Decree of April 29, 2019 related to corporate financial statements and are valid for evaluating all assets, receivables, payables and obligations of the company.

Any changes will be submitted in advance to the Board of Directors for approval.

The current rules have been established and the evaluation rules are being carried in view of the continuation of the company.

Summary of Valuation Rules:

1. Fixed assets

(a) Intangible assets

The company invests in research and development projects. Research and development expenses are, as of fiscal year 2010, recorded on the assets only to the extent that their cost does not exceed a prudent estimate of their value in use or their future return for the company and amortized over a 3-year period through fiscal year 2015. As from fiscal year 2016 research and development costs that do not qualify as part of a development phase are recorded on the assets and fully amortized in the same fiscal year (according to CBN Opinions 2016/16 and 2016/27).

Research and development in progress acquired through licensing agreements, business combinations, collaboration agreements or separate acquisitions are recognized as intangible assets if they are separately identifiable, controlled by us and can generate economic benefit. Since there is a consideration that for separately acquired research and development assets the probability criterion is met, upfront and success payments to third parties for products or drug candidates for which approval has not yet been received have been recognized as intangible assets. We consider these intangible fixed assets not yet available for use until the underlying asset is approved and commercially launched.

As from approval for commercialization of the underlying asset, depreciation is recorded and the asset will be depreciated over its useful life.

Licenses, patents and know-how are amortized on a straight-line basis over the useful life (usually between 5 and 20 years). Other intangible assets, including acquired intellectual property, are recorded at acquisition cost. These assets are depreciated on a straight-line basis over their estimated useful lives as soon as they are ready for their intended use. They are included in the assets to the extent that their net book value does not exceed a prudent estimate of their value in use or their future returns for the company.

(b) Tangible fixed assets

Property, plant and equipment are recorded at cost. Depreciation is on a straight-line basis, taking into account the economic life of the assets

•	Lab material: 5-10 years

•	IT hardware and software: 3-5 years

•	Furniture and rolling stock: 5-10 years

2. Trade receivables

Trade receivables are recorded at face value. Foreign currency receivables are translated at the exchange rate valid at the balance sheet date. Exchange differences are recognized in the income statement.

When collection becomes doubtful, a provision is made for doubtful debtors.

3. Stocks

Raw materials, auxiliary materials and trade goods are valued at acquisition cost.

Work in progress and finished goods are valued at cost.

Cost includes, in addition to direct production and material costs, a proportionate share of depreciation and amortization of assets that were used in the production process used.

Inventories are valued using the FIFO method. If the acquisition cost or cost exceeds the net realizable value, valuation at the lower net realizable value is applied. Net realizable value is equal to the estimated normal sales price, less estimated completion costs and estimated costs required to make the sale.

4. Cash investments and liquid assets

Deposits with financial institutions are valued at nominal value. Securities are valued at acquisition cost.

Additional costs are immediately charged to earnings. Write-downs are recorded if the realization value at the balance sheet date is less than the amount previously recorded.

Foreign currency balances are translated at the exchange rate valid at the balance sheet date. Exchange differences are recorded in the income statement.

5. Provisions for other risks and costs.

This included this year’s provisions for restricted stock and tax recuperation mechanism units following the 2018/16 CBN opinion and this reasoning was upheld for the deferred management bonus.

6. Revenue

Revenue to date consists primarily of success payments, license fees, and prepayments obtained from collaboration agreements. The Company also generates revenues from various research and development incentives and grants.

Cooperation agreements with the Company’s commercial partners for activities related to research and development generally include non-refundable prepayments received; success payments, whose receipt depends on the achievement of certain clinical, regulatory or commercial milestones; license fees and royalties on selling.

In case of revenue recognition staggered over time, the unrecognized portion is recorded as revenue carried forward.

The revenue recognition policy can be summarized as follows:

(a) Prepayments received

Non-refundable prepayments received in connection with cooperative research agreements and development are spread and recognized over the relevant and desired period of the company’s performance commitment. Payments and company involvement are contractually

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N°.	0466.460.429	F-cap 6.19

VALUATION RULES

defined by phase. At the outset, Management makes a estimate of the duration of the company’s involvement, as well as the costs related to the project. Prepayments are recognized over the expected period of engagement, either on a straight-line basis or based on costs incurred in the framework of the project if these costs can be reliably estimated. Periodically, the Company reviews the estimated time and cost for the project and adjusts the period over which revenue is spread.

(b) Success payments

A success payment is included in the transaction price only when there is a substantial likelihood that a material reversal of cumulative recognized revenue will not occur.

Success payments that are not irrevocable, substantial or proportionate, are recognized as revenue to be carried forward. Revenue from these activities can vary greatly from period to period due to the timing of the success payment.

(c) Licenses

Revenues arising from licenses limited in time are spread over the period covered by the license, which increases the obligation of the license reflects over that term, to update the content and ensure continuous updating.

Proceeds from perpetual licenses are recognized immediately upon sale to the extent that there are no further obligations.

(d) Royalty agreements

Royalty income is recognized when the Company can estimate the amount with reasonable certainty and a reasonable assurance of collectability exists. As a result, the company is generally going to recognize royalties in the period that the licensee reported the royalties to the company through royalty reports, i.e., the royalty income is normally recognized only retrospectively, after the period in which sales by the licensee have occurred. Under this accounting rule, revenues arising from royalties included in the reporting of the company are not based on an estimate by the company but are typically reported in the same period as the obtained payment from the licensee.

(e) Grants and R&D support measures.

Because the company participates extensively in research and development activities, the company also benefits from multiple subsidies and R&D support measures from certain government agencies. These subsidies and R&D support measures are generally used to partially reimburse approved research and development costs. They are therefore credited to the earnings, under other income (excluding tax credit for research and development costs), when the relevant expenditures have been made and reasonable certainty exists about the subsidies (to be) received and R&D support measures.

(f) Sale of trading goods:

After completing the sale of the Jyseleca® activities, we began recognizing the sale of Jyseleca® inventories to Alfasigma as revenue from deliveries, as part of the ongoing activities. This revenue from deliveries is recognized at the moment when control of the inventory products is transferred to Alfasigma.

(g) Proceeds recognition from collaboration with Gilead to develop filgotinib

This is included in the result due to the termination of activities for a value of EUR 20.962.443.

-Identification of the contract

Despite the recent addition to the collaboration agreement with Gilead for the development of filgotinib, management assessed that all activities remain beneficial for the development of filgotinib, of which Gilead still retains the rights outside Europe. All contract changes were analyzed as we believe that Gilead should still be a customer to be considered as. This is also supported by the fact that we concluded that there is only one results commitment remains related to filgotinib.

-Identification of the result obligation

The recent changes to the collaboration agreement with Gilead did not give rise to new results obligations. There was only an adjustment in the scope and price of the existing filgotinib result obligation, which was only partially fulfilled at the time of the change.

-Allocation of the total transaction price

We determined that the contract modification only affects the scope of the filgotinib performance obligation and that the change in both fixed and variable compensation reflects the adjusted stand-alone selling price of the remaining activities of this performance obligation. If we had assessed that the higher compensation was not or only partially related to the filgotinib performance obligation, then the compensation might have been allocated to other performance obligations in the contract, leading to a change in the timing of revenue recognition. The denominator used in the calculation of the percentage of completion reflects our best estimate of our total costs needed to fulfill the filgotinib performance obligation.

The operating income of Galapagos NV decreased in 2024. This decrease was mainly caused by lower recognition of revenue from upfront payments. The sale of the Jyseleca® activities to Alfasigma on January 31, 2024, led to the full recognition of revenue in 2024 from the remaining filgotinib revenues to be transferred. There was also a decrease in revenue from internally generated intangible assets-being capitalized R&D expenses. Other operating income increased due to recharges to Alfasigma during the transition period.

7. Change in valuation:

In note 6.15, there is a change compared to last year. The intercompany customers and suppliers are included in this note this year.

8. Going concern:

To date, we have incurred significant operational losses, which are reflected in the consolidated balance sheet with €134.3 million in accumulated losses as of December 31, 2024. We realized a consolidated net profit of €74.1 million for the year ended December 31, 2024. Financial investments and cash and cash equivalents amounted to €3,317.8 million as of December 31, 2024. We plan to split into two publicly traded companies and establish SpinCo with approximately €2.45 billion in current cash resources. Following this planned transaction, we expect our normalized annual cash burn to be between €175 million and €225 million, excluding restructuring costs. After the split, we expect to have approximately €500 million in cash to accelerate our pipeline and fund our operations through 2028. This will allow us to finance our operational costs and capital expenditures for at least the next 12 months. The Board of Directors also believes that additional financing can be obtained if necessary. Considering this, as well as the potential developments in the activities related to the

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N°.	0466.460.429	F-cap 6.19

VALUATION RULES

discovery and development of medicines, the Board of Directors believes that it can submit the financial statements on a going concern basis. Although the financial investments and cash and cash equivalents are sufficient for at least the next 12 months, the Board of Directors points out that if the R&D activities progress well, we may seek additional financing to support the continued development of our products or to pursue other business opportunities.

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N°.	0466.460.429	F-cap 6.20

OTHER INFORMATION TO DISCLOSE

A comfort letter was provided to Galapagos Real Estate Belgium B.V.

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N°.	0466.460.429	F-cap 8

AUDITORS’ REPORT

N°. 0466.460.429 F-cap 8AUDITORS’ REPORTT: +3 (0) 2778 01 00 The Corporate Villagewww.bdo.be Da Vincilaan 9, Box E.6 Elsinore Building GALAPAGOS NVStatutory auditor’s reportto the general meetingfor the year ended 31 December 2024Free translation

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N°.	0466.460.429	F-cap 8

AUDITORS’ REPORT

N°. 0466.460.429 F-cap 8AUDITORS’ REPORTThe Corporate VillageDa Vincilaan 9, Box E.6 Elsinore BuildingB-1930 ZaventemFree translationSTATUTORY AUDITOR’S REPORT TO THE GENERAL MEETING OF GALAPAGOS NV FOR THE YEAR ENDED 31 DECEMBER 2024In the context of the statutory audit of the annual accounts of Galapagos NV the Company”), we hereby present our statutory auditor’s report. It includes our report of the annual accounts and the other legal and regulatory requirements.. This report is an integrated whole and is indivisible.We have been appointed as. statutory auditor by the general meeting of 25 April 2023, following the proposal formulated by the administrative body issued upon recommendation of the Audit Committee and upon presentation by the works council. Our statutory auditor’s mandate expires on the date of the general meeting deliberating, on the annual accounts, closed on 31 December 2024 . We have performed the statutory audit of the annual accounts of the Company for two consecutive years.REPORT ON THE ANNUAL ACCOUNTS Unqualified opinionWe have audited the annual accounts of the Company, which comprise the balance sheet as at 31 December 2024, the profit and loss account for the year then ended and the notes to the annual accounts, characterised by a balance sheet total of 4.044.144.044 EUR and a profit and loss account showing a profit for the year of 47.781.906 EUR.In our opinion, the annual accounts give a true and fair view of the Company’s net equity and financial position as at 31 December 2024, as well as of its results for the year then ended, in accordance with the financial reporting framework applicable in Belgium.Basis for unqualified opinionWe conducted our audit in accordance with International Standards on Auditing (ISAs) as applicable in Belgium. Our responsibilities under those standards are further described in the ‘Statutory auditor’s responsibilities for the audit of the annual accounts section in this report. We have complied with all the ethical requirements that are relevant to the audit of annual accounts in Belgium, including those concerning independence.We have obtained from the administrative body and the officials of the Company the explanations and information necessary for performing our audit.We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion, .

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N°.	0466.460.429	F-cap 8

AUDITORS’ REPORT

N°. 0466.460.429 F-cap 8AUDITORS’ REPORTIBDO Key audit mattersKey audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts of the current year. These matters were addressed in the context of our audit of the annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.Disposal of the jyseleca business to AlfasigmaKey Audit Matter DescriptionAs described in note F-cap 6.19 of the annual accounts, on January 31, 2024, the Company completed the sale of the jyseleca business to Alfasigma and entered into a transition agreement with Alfasigma that specifies the responsibilities and services to be provided by both parties during a transition period following the completion of the sale, On that date, the Company recognized a gain on disposal of 56,0 mEUR, an upfront cash receipt of 50,0 mEUR and a liability related to a contribution for research and development costs payable to Alfasigma of 40,0 mEUR,The accounting for the disposal of the jyseleca business to Alfasigma was Identified as a key audit matter due to the judgement in identifying the different elements of the total consideration and accounting for the transition agreement, Critical components of this transaction included identifying the assets and Liabilities transferred, the recognition of the R&D costs payable to Alfasigma and determination of the gain on disposal of the Jyseleca® business.The audit of these components required significant auditor attention due to the transaction’s magnitude, complexity and significant financial impact.How the Key Audit Matter Was Addressed in the AuditThe primary procedures we performed to address this key audit matter included:• Evaluating management’s judgements over the identification of all assets and Liabilities belonging to the disposal of the JyseLecail’ business by reading relevant agreements and assessing the Company’s ongoing involvement during the transition period agreed with Alfasigma, Verifying the components included in the determination of the gain on disposal of the JyselecaS business, including the identification of disposed off assets and liabilities, the estimation of the enterprise value, the determination of the Consideration received and recognition of contribution for R&D costs payable by the Company to Alfasigma.• Ensuring the accurate removal of the sold entities along with their respective assets and Liabilities from the books.• Verifying the correct presentation of the gain on disposal of the Jyselecaffi business and the associated transition services in the annual accounts,Valuation of investments in subsidiaries, related intangibles assets and receivablesKey Audit Matter DescriptionAs described in notes F-cap 6.2,3, F-cap 6.4.1 and F-cap 6.15 of the annual accounts, Galapagos reports intangible assets totaling 109,i mEUR, Investments of 198,3 mEUR and intercompany receivables of 100,3 mEUR, The Company conducted an impairment test on its investments in subsidiaries, along with the related intangible assets and receivables at December 31, 2024.

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N°.	0466.460.429	F-cap 8

AUDITORS’ REPORT

N°. 0466.460.429 F-cap 8AUDITORS’ REPORTIBDO The impairment test is conducted by analogy with the impairment test on the CAR-T/Cell therapy cash generating unit at consolidated level, using a discounted cash flow model to determine its fair value less cost of disposal.Auditing the Company’s impairment tests for its investments in subsidiaries, along, with the related intangible assets and receivables was complex and required a high degree of judgment, largely due to the significant estimations needed to determine the fair value less cost to sell, of the cash-generating unit CAR-T/Cell therapy. The fair value estimates are specifically based on assumptions tailored to CAR-T research and development activities and its product candidates. These assumptions critically impact the significant uncertainty involved in reaching clinical development milestones, Essential factors, such as the timing of anticipated future cash flows, long-term sales projections that include patient volumes, market share, pricing, and the discount rate, are pivotal to these estimates,The impairment of Investments in subsidiaries, their related intangibles assets and receivables, is identified as a key audit matter due to the valuation methodology necessitating the Company to apply significant estimates and assumption specific to the CAR-T/Cell therapy business. This process demands extensive audit efforts, including the engagement of professionals with specialised skills.How the Key Audit Matter Was Addressed in the AuditThe primary procedures we performed to address this key audit matter included; • Critically evaluating and challenging the design and operating effectiveness of the Company’s internal controls related to the impairment ofinvestments in subsidiaries, intangibles assets and receivables, Assessing the appropriateness of the valuation methodology used by the Company to estimate the fair value less cost of disposal of the CAR-T/Cell Therapy cash-generating unit which was used by analogy to verify for possible impairment.Scrutinizing the key assumptions and estimates used by the Company; such as projected cash flows, discount rates, and probability of success of achieving clinical development milestones. We compared these assumptions with industry reports to assess their reasonableness and consistency with external market conditions.Involving professionals with expertise in financial valuation to provide an independent evaluation of discount rate used. Examining the sensitivity analyses performed by the Company to understand the impact of changes in key assumptions on the impairment assessment and performing our own sensitivity checks.Verifying the appropriateness and completeness of the valuation disclosures in the annual accounts.Responsibilities of administrative body for the drafting of the annual accountsThe administrative body is responsible for the preparation of annual accounts that give a true and fair view in accordance with the financial reporting framework applicable in Belgium, and for such internal control as the administrative body determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

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N°.	0466.460.429	F-cap 8

AUDITORS’ REPORT

N°. 0466.460.429 F-cap 8AUDITORS’ REPORTIBDO In preparing the annual accounts, the administrative body is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the administrative body either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so,Statutory auditor’s responsibilities for the audit of the annuaf AccountsOur objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue a statutory auditor’s re“or: that inc.uce: 3-Lir opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists.Misstatements can arise from fraud or error and are considered material if, individually or In Che aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts,As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:• Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, a.nd obtain audit evidence that is sufficient and appropriate to provide a basis for our â–¡pinion, The risk of not detecting a material misstatement resulting from fraud is higher than tor one resulting, from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;â– Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an â–¡pinion on the effectiveness of the Company’s internal control;- Evaluate the appropriateness ofaccounting policies used and the reasonableness of accounting estimate? and related disclosures made by the administrative body; When executing our audit, we respect the legal, regulatory and normative framework applicable for the audit of annual accounts in Belgium, However, a statutory audit does not guarantee the future viability of the Company, neither the efficiency and effectiveness of the management of the Company by- the administrative body. our responsibilities with respect to the administrative body’s use of the going concern basis of accounting are described below.â– Conclude on the appropriateness of the administrative body’s use of the going.concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern, if we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor’s report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion.

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N°.	0466.460.429	F-cap 8

AUDITORS’ REPORT

N°. 0466.460.429 F-cap 8AUDITORS’ REPORTIBDO Our conclusions are based on the audit evidence obtained jp to the date of our statutory auditor’s, report. However, future events or conditions may cause the Company to cease to continue as a going concern;â–Evaluate the overall presentation, structure and content of the annual accounts and whether the annual accounts represent the underlying transactions and events in a manner that a-chieves fair presentation.We communicate with the Audit Committee regarding;, among other matters, the planned scope and timing of the audit and significant audit findings, including an/ significant deficiencies in internal control that we identified during our audit.We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding, independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, re la led safeguards.From the matters communicated with the Audit Committee, we determine those matters that were ot most significance in the audit of the financial statements of the current year, and are therefore Che key audit matters. We describe these matters in our statutory auditor’s report, unless law or regulation precludes public disclosure about the matter.OTHER LEGAL AND REGULATORY REQUIREMENTSResponsibilities of the administrative bodyThe administrative body is responsible for the preparation and the content of the director’s report, including the sustains billty Information and of the other information included 1n the annual report, for the preparation and content of the documents to be deposited in accordance with the legal and regulatory requirements, as well as for the compliance with the legal and regulatory requirements regarding, bookkeeping, with The Code of companies and associations and with the Company’s by-laws.Responsibilities of the statutory auditorIn the context of our mission and in accordance with the Belgian standard (revised draft 2025) which is complementary to the International Standards on Auditing (ISAs) as applicable in Belgium, it is our responsibility to verify, in all material aspects, the director’s report and the other information included in the annual report, certain documents to he deposited in accordance with the legal and regulatory requirements, and compliance with certain provisions of the Code of companies and associations and of the Company’s by-laws, and to report on these elements. Aspects related to the director’s report and to the other information included in the annual report over the annual accountsThe director’s report contains the sustainability information subject of our separate report concerning the limited assurance on this sustainability information.

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N°.	0466.460.429	F-cap 8

AUDITORS’ REPORT

N°. 0466.460.429 F-cap 8AUDITORS’ REPORTIBDOThis section does not concern the assurance on the sustainability information included in the director’s report. For this part of the director’s report, we refer to our separate report on this matter. In our opinion, after having performed specific procedures in relation to the director’s report, the director’s report is consistent with the annual accounts for the same financial year, and it is prepared in accordance with articles 3:5 and 3:6 of the Code of companies and associations. In the context of our audit of the annual accounts, we are also responsible for considering, in particular based on the knowledge we have obtained during the audit, whether the director’s report and the other information included in the annual report, contain a material misstatement, i.e. information which is inadequately disclosed or otherwise misleading. Based on the procedures we have performed, there are no material misstatements we have to report to you. Statement related ta the social balance The social balance sheet, to be deposited at the National Bank of Belgium in accordance with article 3:12. 51, 8” of the Code of companies and associations, includes, both in terms of form and content, the information required by tHe said Code, including that relating to information on wages and training and does, not present any material inconsistencies with the information that we have at. our disposition during the performance of our mission. Statement related to independence • Our audit firm and our network did not provide services which are incompatible with the statutory audit of annual accounts and our audit firm remained independent of the Company during the terms of our mandate. â– The fees related to additional services which are. compatible with the statutory audit of annual accounts as referred to in article 3:65 of the Code of companies and associations, were duly itemised and valued ir the notes to the annual accounts. Other statements â– Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium. â– The appropriation of results proposed to the general meeting complies with the legal provisions and the Company’s bylaws, â– We do not have to report to you any transactions undertaken or decisions taken in breach of the by-laws or the Code of companies and associations except for the fact that the annual account J and the consolidated annual accounts as at 31 December 2023 were not filed within the period stipulated in the Code of companies and associations. â–This report is in compliance with the contents of our additional report to the Audit Committee as referred to in article 11 of regulation (EU) No 537/2014. 58/63

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N°.	0466.460.429	F-cap 8

AUDITORS’ REPORT

N°. 0466.460.429 F-cap 8AUDITORS’ REPORTIBDO We have assessed the pecuniary consequences tor the Company of the decisions related to the conflict of interests as described in the conclusions of the administrative body and having nothing to report to you.Zaventem 27 March 2025BDO Bedrijfsrevisoren BV Statutory auditor Represented by Ellen Lombaerts* Auditor’Acting for a company’

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N°.	0466.460.429	F-cap 10

SOCIAL BALANCE SHEET

Numbers of the joint industrial committees competent for the company: 207

STATEMENT OF THE PERSONS EMPLOYED

EMPLOYEES FOR WHOM THE COMPANY SUBMITTED A DIMONA DECLARATION OR WHO ARE RECORDED IN THE GENERAL PERSONNEL REGISTER

During the period	Codes	Total	1. Men	2. Women
Average number of employees
Full-time	1001	262,7	121,7	141,0
Part-time	1002	34,8	2,3	32,5
Total in full-time equivalents (FTE)	1003	291,5	123,5	168,0
Number of actual hours worked
Full-time	1011	442.696	208.856	233.840
Part-time	1012	49.295	3.332	45.963
Total	1013	491.991	212.188	279.803
Personnel costs
Full-time	1021	53.228.416	27.813.548	25.414.868
Part-time	1022	4.644.264	921.451	3.722.814
Total	1023	57.872.680	28.734.999	29.137.681
Benefits in addition to wages	1033	451.285	193.155	258.130

During the preceding period	Codes	P. Total	1P. Men	2P. Women
Average number of employees in FTE	1003	368,6	146,2	222,4
Number of actual hours worked	1013	622.373	255.249	367.124
Personnel costs	1023	73.555.658	33.388.582	40.167.076
Benefits in addition to wages	1033

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N°.	0466.460.429	F-cap 10

EMPLOYEES FOR WHOM THE COMPANY SUBMITTED A DIMONA DECLARATION OR WHO ARE RECORDED IN THE GENERAL PERSONNEL REGISTER (continuation)

At the closing date of the period	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
Number of employees	105	244	34	272,2
By nature of the employment contract
Contract for an indefinite period	110	244	34	272,2
Contract for a definite period	111
Contract for the execution of a specifically assigned work	112
Replacement contract	113
According to gender and study level
Men	120	115	2	116,6
primary education	1200	11		11,0
secondary education	1201	6		6,0
higher non-university education	1202	16		16,0
university education	1203	82	2	83,6
Women	121	129	32	155,6
primary education	1210	11		11,0
secondary education	1211	2	1	2,8
higher non-university education	1212	26	14	37,5
university education	1213	90	17	104,3
By professional category
Management staff	130
Salaried employees	134	244	34	272,2
Hourly employees	132
Other	133

HIRED TEMPORARY STAFF AND PERSONNEL PLACED AT THE DISPOSAL OF THE COMPANY

During the period	Codes	1. Hired temporary staff	2. Hired temporary staff and personnel placed at the company’s disposal
Average number of persons employed	150	0,5
Number of actual hours worked	151	1.176
Costs to the company	152	26.425

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N°.	0466.460.429	F-cap 10

LIST OF PERSONNEL MOVEMENTS DURING THE PERIOD

	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
ENTRIES
Number of employees for whom the company submitted a DIMONA declaration or who have been recorded in the general personnel register during the period	205	39		39,0
By nature of the employment contract
Contract for an indefinite period	210	39		39,0
Contract for a definite period	211
Contract for the execution of a specifically assigned work	212
Replacement contract	213

	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
DEPARTURES
Number of employees whose contract-termination date has been included in the DIMONA declaration or in the general personnel register during the period	305	122	19	137,4
By nature of the employment contract
Contract for an indefinite period	310	122	19	137,4
Contract for a definite period	311
Contract for the execution of a specifically assigned work	312
Replacement contract	313
By reason of termination of contract
Retirement	340
Unemployment with extra allowance from enterprise	341
Dismissal	342	100	19	115,4
Other reason	343	22		22,0
Of which: the number of persons who continue to render services to the company at least half-time on a self-employment basis	350

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N°.	0466.460.429	F-cap 10

INFORMATION ON TRAINING PROVIDED TO EMPLOYEES DURING THE PERIOD

	Codes	Men	Codes	Women
Total of initiatives of formal professional training at the expense of the employer
Number of employees involved	5801	5	5811	3
Number of actual training hours	5802	230	5812	195
Net costs for the company	5803	16.248	5813	15.537
of which gross costs directly linked to training	58031	7.833	58131	6.781
of which contributions paid and payments to collective funds	58032	8.415	58132	8.757
of which grants and other financial advantages received (to deduct)	58033		58133
Total of initiatives of less formal or informal professional training at the expense of the employer
Number of employees involved	5821		5831
Number of actual training hours	5822		5832
Net costs for the company	5823		5833
Total of initial initiatives of professional training at the expense of the employer
Number of employees involved	5841		5851
Number of actual training hours	5842		5852
Net costs for the company	5843		5853

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